[Global Crossing Limited Logo]

December 30, 2009

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Global Crossing Limited

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 4, 2009

File No. 1-16201

Dear Mr. Spirgel:

We have set forth below the response of Global Crossing Limited (the "Company") to the comments contained in the letter of the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated December 15, 2009 with respect to the Company's Form 10-K for the fiscal year ended December 31, 2008, filed on March 4, 2009. For your convenience, we have repeated the Staff's comments before each response.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Liquidity and Capital Resources, page 71

Financial Condition and State of Liquidity, page 71

1. We note your disclosure at page 73 regarding the legal and contractual restrictions which affect your subsidiaries' ability to make intercompany funds transfers, as well as your discussion at page F-17 of the currency exchange environment in Venezuela. In light of these restrictions, expand your disclosure in future filings to comply with the requirements of Rule 4-08(e)(3)(ii) of Regulation S-X, if applicable. In addition, tell us how you determined that it was not necessary for you to provide condensed parent company financial information and other data in a financial statement schedule, in accordance with Rule 12-04 of Regulation S-X.

Response: As of December 31, 2008, the Company's Venezuelan subsidiary represented 5% of consolidated assets and 2% of consolidated liabilities.  These percentages have not varied significantly over time.  Our process for considering the requirements of Rule 12-04 of Regulation S-X was influenced by the relatively small size of this subsidiary.  Upon receipt of the Staff's comment on this matter we have undertaken a more complete evaluation of the requirements, including the Staff's interpretation on application of the rule in situations like ours where the parent company is in a negative net asset position.  Accordingly, the disclosures required by Rule 4-08(e)(3)(ii) and Rule 12-04 of Regulation S-X will now be included in all future filings to the extent applicable, commencing with the Company's Form 10-K for the fiscal year ended December 31, 2009.

* * * *

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at (973) 937-0333.

Very truly yours,

/s/ John A. Kritzmacher___________
Name: John A. Kritzmacher
Title: EVP and Chief Financial Officer

cc: Michael Rescoe, Audit Committee Chairman

John J. Legere, CEO